SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 2)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

44891N 208

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person BARRY DILLER

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,825,430; see Item 5

	9	Sole Dispositive Power 7,098,918; see Item 5

	10	Shared Dispositive Power 1,711; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100,629; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
7.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 1,000,000 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 41.6% of the total number of votes of all classes of common stock of the Company, based on 5,789,499 shares of Class B Common Stock and 83,357,759 shares of Common Stock outstanding as of the close of business on May 25, 2021. See Item 5.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 2)

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock of IAC/InterActiveCorp.  The Report on Schedule 13D, originally filed with the Commission by Mr. Diller on July 9, 2020 and amended by Amendment No. 1 to Schedule 13D filed on November 10, 2020 (as so amended, the “Diller Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 2 to the Diller Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 1.	Security and Issuer.

The information contained in Item 1 of the Diller Schedule 13D is hereby amended to read in its entirety as follows:

This Report on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of IAC/InterActiveCorp (“IAC” or the “Company”), whose principal executive offices are located at 555 West 18th Street, New York, NY 10011.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

On May 25, 2021, pursuant to a Separation Agreement, dated as of May 24, 2021, between IAC and Vimeo, Inc. (formerly known as Vimeo Holdings, Inc.), a Delaware corporation (“Vimeo”), IAC completed the separation of its Vimeo businesses from IAC’s other businesses, upon the effectiveness of which IAC’s stockholders owned shares of capital stock of both IAC and Vimeo (the “Vimeo Spinoff”). In connection with the Vimeo Spinoff, IAC, through a series of transactions, effected the distribution (a) to Mr. Diller (directly and/or through the Arrow Trust (as defined below)) of 172,708 shares of Common Stock in respect of an equal number of shares of common stock, par value $0.001 per share, of IAC (“Old IAC Common Stock”) held immediately before the Vimeo Spinoff and 1,651,011 shares of Class B Common Stock, par value 0.0001 per share, of IAC (“Class B Common Stock”) in respect of an equal number of shares of Class B common stock, par value $0.001 per share, of IAC (“Old IAC Class B Common Stock”) held immediately before the Vimeo Spinoff, (b) to the Descendants Trusts (as defined below) of 136,711 shares of Common Stock and 3,692,435 shares of Class B Common Stock in respect of an equal number of shares of Old IAC Common Stock and Old IAC Class B Common Stock, respectively, that the Descendants Trusts held immediately before the Vimeo Spinoff, (c) to the TALT Trust (as defined below) of 446,053 shares of Class B Common Stock in respect of an equal number of shares of Old IAC Class B Common Stock that the TALT Trust held immediately before the Vimeo Spinoff and (d) to a family foundation (the “Family Foundation”) of 1,711 shares of Common Stock in respect of an equal number of shares of Old IAC Common Stock that the Family Foundation held immediately before the Vimeo Spinoff, and in each case such shares of Old IAC Common Stock or Old IAC Class B Common Stock, as applicable, ceased to be outstanding. In addition, (i) each option to purchase shares of Old IAC Common Stock (“Old IAC Common Stock Option”) that Mr. Diller held immediately before the Vimeo Spinoff was converted, in part, into an option to purchase an equal number of shares of Common Stock with a spread value based on the spread value applicable to such Old IAC Common Stock Option, subject to certain adjustments, and (ii) each restricted stock unit in respect of Old IAC Common Stock (“Old IAC RSU”) that Mr. Diller held immediately before the Vimeo Spinoff was converted into a restricted stock unit in respect of Common Stock, with the number of shares underlying such award adjusted to reflect the impact of the Vimeo Spinoff, and in each case otherwise subject to the same terms and conditions as the terms and conditions applicable to such Old IAC Stock Option or Old IAC RSU immediately before the Vimeo Spinoff. Prior to the Vimeo Spinoff, Mr. Diller held (x) 1,000,000 vested Old IAC Common Stock Options that were so converted into 1,000,000 stock options to purchase Common Stock and (y) 240,494 Old IAC RSUs that were so converted into 361,475 restricted stock units in respect of Common Stock (which, in accordance with the terms of the corresponding Old IAC RSU, will vest in full on November 5, 2025 subject to Mr. Diller’s continued service and with partial vesting upon certain terminations of employment).

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Diller Schedule 13D is hereby amended to read in its entirety as follows:

Mr. Diller acquired beneficial ownership of 7,100,629 shares of Common Stock described in this Report on the effective date of the Vimeo Spinoff.

Depending on market conditions and other factors, Mr. Diller may from time to time: (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Common Stock described herein by public or private sale, gift, pledge or otherwise.

Subject to the foregoing Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 3, 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended to read in its entirety as follows:

(a)  Except as otherwise described below with respect to an agreement relating to the election of Joseph M. Levin, IAC’s Chief Executive Officer, as a director of IAC and certain other matters, as of the date of this Report, Mr. Diller beneficially owns: (i) 172,708 shares of Common Stock and 1,651,011 shares of Common Stock underlying shares of Class B Common Stock held directly and/or through The Arrow 1999 Trust, dated September 16, 1999, as amended and/or restated (the “Arrow Trust”), over which Mr. Diller has sole investment and voting power, (ii) 136,711 shares of Common Stock and 3,692,435 shares of Common Stock underlying Class B Common Stock held by trusts for the benefit of certain members of Mr. Diller’s family (the “Descendants Trusts”) and over which Mr. Diller has sole investment power and Diane von Furstenberg, Mr. Diller’s spouse, has sole voting power, (iii) 1,000,000 shares of Common Stock underlying vested IAC stock options, over which Mr. Diller has sole investment and voting power, (iv) 446,053 shares of Common Stock underlying Class B Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust” and, together with the Descendants Trusts and the Arrow Trust, the “Trusts”), over which Mr. Diller’s stepson, Alexandre von Furstenberg, has sole investment and voting power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg in his role as investment advisor with sole investment and voting power; provided, however, that Mr. Diller may not act as the replacement investment advisor with respect to voting control over such securities, and (v) 1,711 shares of Common Stock held by the Family Foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

As more fully described in Item 6 of the Diller Schedule 13D, on November 5, 2020, Mr. Diller and the trustees of the Trusts entered into a voting agreement governing the voting on certain matters of the shares of Common Stock and Class B Common Stock held by Mr. Diller and the Trusts. As a result of such agreement, Joseph M. Levin, IAC’s Chief Executive Officer, may be deemed to share voting power over such shares of Common Stock and Class B Common Stock.

Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of stock options to purchase 1,000,000 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 7.9% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 41.6% of the total number of votes of all classes of common stock of the Company; provided, however, that as described herein, Mr. Diller has sole investment power and Mr. Diller has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6 of the Diller Schedule 13D) over all shares of IAC capital stock held by Mr. Diller directly or through the Arrow Trust (which represents approximately 12.4% of the total number of votes of all classes of common stock of the Company assuming the exercise of Mr. Diller’s stock options), Mr. Diller has sole investment power and Ms. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6 of the Diller Schedule 13D) over all shares of IAC capital stock held in the Descendants Trusts (which represents approximately 26.2% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole investment power and Mr. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6 of the Diller Schedule 13D) over shares of Class B Common Stock held by the TALT Trust (which represents approximately 3.2% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on 5,789,499 shares of Class B Common Stock and 83,357,759 shares of Common Stock outstanding as of the close of business on May 25, 2021.

By virtue of the voting agreement described in Item 6 of the Diller Schedule 13D, Mr. Diller and the Trusts may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act, with Mr. Levin.  This filing shall not be deemed an admission that Mr. Diller, the Trusts and Mr. Levin constitute a “group” for purposes of Section 13(d) of the Exchange Act and Mr. Diller expressly disclaims membership in any such group.

(b) The information contained in Item 5(a) of this Report on Schedule 13D/A is hereby incorporated by reference herein.

(c) Except as described herein, Mr. Diller has not effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as described in the Diller Schedule 13D as amended hereby, no person other than Mr. Diller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Diller.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2021

/s/Barry Diller
Barry Diller